                     U.S. SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D.C. 20549


                                   FORM 10-SB
                                Amendment No. 3

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF


                             SMALL BUSINESS ISSUERS


        UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934


                         EUROTELECOM COMMUNICATIONS INC.

                 (Name of Small Business Issuer in its Charter)

           DELAWARE                                     87-0409699
           --------                                     ----------
(State or Other Jurisdiction of             (I.R.S. Employer Identification No.)
Incorporation or Organization)

                           MEXBOROUGH BUSINESS CENTER
                                  COLLEGE ROAD
                                   MEXBOROUGH
                                    YORKSHIRE
                                 UNITED KINGDOM
                    (Address of Principal Executive Offices)

                             Tel: 011 44 1709 590899
                             Fax: 011 44 1709 590939


                            Issuer's Telephone number


   SECURITIES TO BE REGISTERED UNDER SECTION 12(b) OF THE ACT: NOT APPLICABLE


 SECURITIES TO BE REGISTERED UNDER SECTION 12(g) OF THE ACT: COMMON STOCK, $.01


                                    PAR VALUE

                                     PART I

EuroTelecom Communications Inc. (EuroTelecom or the Company) has included forward looking statements in this document. Forward-looking statements include statements concerning plans, objectives, goals, strategies, expectations, future events or performance and underlying assumptions and other statements, which are other than statements of historical facts. Certain statements contained herein are forward-looking statements and, accordingly, involve risks and uncertainties, which could cause actual results, or outcomes, to differ materially from those expressed in the forward-looking statements. EuroTelecom's expectations, beliefs and projections are expressed in good faith and are believed by the Company to have a reasonable basis, including without limitations, management's examination of historical operating trends, data contained in the Company's records and other data available from third parties, but there can be no assurance that management's expectations, beliefs or projections will result or be achieved or accomplished. In addition to other factors and matters discussed elsewhere herein, the following are important factors that, in the view of the Company, could cause actual results to differ materially from those discussed in the forward-looking statements: the ability of the Company to obtain acceptable forms and amounts of financing to fund planned acquisitions and operations, technology development, marketing and other expansion efforts; the global market for technology; and the ability of the Company to complete proposed acquisitions. The Company has no obligation to update or revise these forward-looking statements to reflect the occurrence of future events or circumstances.

ITEM 1.           DESCRIPTION OF BUSINESS.

GENERAL

EUROTELECOM IS AN E-LINKING COMPANY.

EuroTelecom supplies and installs complete telecommunication based infrastructures to property owners, property developers or operators of buildings. Once installed, a facilities management function is offered to provide additional potential revenue opportunities created by the supply of voice and data services, audio and audio-visual material, to the end user.

The technology platform utilized by the Company, was developed and supplied to the Company on an exclusive contract basis. Multi-protocol SDH allows many different systems to be handled simultaneously; this enables the initial capital cost of the infrastructure to be spread across many services with the effect of achieving a lower package cost than that available by utilizing traditional means of wiring. SDH is a Synchronous Digital Hierarchy base platform for public telephone operators.

Utilizing the current fiber optic cabling techniques as the backbone to the infrastructure system means that increased system reliability is secured. The fiber system is a self-healing contra rotating loop (if one loop is cut, then the other takes over. If both loops are cut, then equipment at both ends of the cut loop them together) and allows services to be cut and maintained easily; the use of fewer active component boxes also reduces downtime, the volume of spares required and the mean time to repair. EuroTelecom believe this method of approach also increases the efficiency of the system within the building.

The EuroTelecom management believes that the business model for the supply of services of the type provided by the Company is changing and the market requires `packaged systems'. The ability to offer infrastructure costs with advertising and sponsorship deals within a single service contract is a better model as the Company works with the customer as a technology partner, helping them to develop their business and gain efficiencies by the effective use of technology. Many of the additional systems required involve the use of control systems such as close circuit television (CCTV), audio-visual equipment, voice and data networks and systems management software; a number of the Company's subsidiaries have been developed to offer these services as part of the total package.

As the Company manage many systems that are often described as `e-commerce' or `e-business' applications and links them all within one technology platform under one service contract, the phrase `e-linking' has been utilized.

EuroTelecom does not provide long distance telecommunications but does have strong strategic relationships with the major satellite and landline suppliers and is able to negotiate favourable terms for customers.

EuroTelecom offers its customers consulting services in the creative use of e-linking in technology-enabled business re-engineering. The Company is able to design and manage the procurement, installation, configuration and application of a network suited to the particular needs of customers. After installation, the Company provides technical support or managed services.

The Company is a holding company that operates through its subsidiaries. The Company currently has two main subsidiary companies, EuroTelecom Corporation Limited, and RTC Inc. EuroTelecom Corporation limited has two operating divisions, defense and commercial, and four subsidiary companies: Easy/IP Limited, Objectiveplan Limited, Chunlan Limited, and Universal Communication Solutions Limited.

Internet users can find additional information from The Company's Web site at http://www.eurotelecom.co.uk. The Web site is not part of this Form 10-SB.

THE MARKET

The management of EuroTelecom views the leisure, entertainment and retail industries as an exciting growth market. The same principles apply to other sectors: - defense, health care, government, financial services, utilities, oil and gas production. There is significant potential in the defense, education, training and health care industries. The market is growing rapidly. Telecommunications worldwide is a trillion-dollar industry and has been growing year by year at over 20%. The Company estimates that the local site-networking sector in Europe alone will be a several billion dollar market by the year 2002. (Source: Frost and Sullivan Report 1996)

EuroTelecom has strategically designed the company to be, in the opinion of management, one of a few companies that offers a totally integrated, turn-key approach to advanced information technology application.

BUSINESS DEVELOPMENT

The Company is a successor by merger to ATNN, Inc., which was incorporated in the State of Utah in 1984. ATNN, Inc. operated various businesses until 1994, when it ceased operations and became a development stage company. The merger took place in August 1997.

The Company is building a group of companies engaged in e-linking and information technology applications. The Company's UK activities are organized through a wholly owned intermediate holding company, EuroTelecom Corporation Limited.

The core business of EuroTelecom, has from the start been the delivery of e-linking systems to its clients. The Company is now active in the following markets:

o         Defense, Security, Central & Local Government
o         Retail, Sport, Entertainment and Leisure
o         Banking and Financial Institutions
o         Oil and Gas

In November 1998 the Commercial Systems Division of EuroTelecom Corporation was established to provide Close Circuit Television (CCTV) Central Monitoring from premises in South Yorkshire, United Kingdom (UK). Business has grown rapidly and the Division is expanding its services to provide total CCTV systems, service and maintenance, asset tracking systems and on-site security guard services throughout the UK.

Since its inception, the Company through is business development team in EuroTelecom Corporation Limited, has continued to develop its interests in the Retail, Sports, Entertainment & Leisure markets. The sales cycle of such large projects is long however, and the first projects are expected to come to fruition during the fourth first quarter of 2000.

As part of the Company strategy for growth a number of businesses have been acquired:

o      RTC Inc.
o      Easy/IP Limited
o      Universal Communication Solutions Limited
o      Objectiveplan Limited
o      Chunlan Limited

The Company has not incurred research and development costs in the past two fiscal years.

SUBSIDIARY COMPANIES

EUROTELECOM CORPORATION LIMITED

EuroTelecom Corporation Limited was formed on April 12, 1996, and consists of two operating divisions, Defense and Commercial. EuroTelecom Corporation Limited is the Management Company for all EuroTelecom UK subsidiary companies.

The security division operating out of the Mexborough UK office, which covers CCTV installations, monitoring and maintenance achieved revenues during the six month period ended June 30, 1999 of $218,864, with a gross margin of $163,794.

The defence division operating out of the Blandford UK office which covers the supply of equipment to the Ministry of Defence, achieved revenues during the six month period ended June 30, 1999 of $384,608, with a gross margin of $169,619.

The above margins are consistent with the industry sector and the EuroTelecom management are confident that these can be maintained.

An additional amount of $171,410 was invoiced in the period for the decentralisation of the control facility at Merryhill Shopping Centre.

EASY/IP LIMITED

Easy/IP was founded on June 12, 1995, and acquired by the Company in April 1999. Easy/IP Limited is a software distribution company in the field of TCP/IP applications providing solutions for today's exacting computer networking requirements. The Company is a specialist supplier of third party software and hardware in the computer connectivity market, with a customer base of over 350 prime United Kingdom Retailers. It currently holds the UK sole rights for Microplex and is one of a select number of distributors for Attachmate, Netmanage and Netopia software. All this software assists the Company in providing computer connectivity.

Easy/IP is looking to broaden its connectivity range to incorporate more terminal emulation, Internet and Intranet products, as well as a range of computer hardware. Another new area will be Intranet security, Easy/IP is set to increase its tele-sales force to address these new markets and to create a corporate sales division. This will necessitate expanding both support and administration operations.

Many companies, some with much greater resources than Easy/IP, compete or are capable of competing with Easy/IP. The market operated in does not have any major barriers to entry. EuroTelecom believes however, that individual manager's experience within each sector provides a platform for growth and profitability.

Audited revenues for Easy IP Limited for the twelve months immediately prior to acquisition were $2,148,410 and net profit before taxation of $132,288. Audited revenues for the three months post acquisition were $531,925 and net losses of $7,508 (An average $ to (pound) conversion of $1.60 to (pound)1 has been used used in this memorandum) The audited financial statements of Easy IP Limited for the year ended 31 March 1999 are included at exhibit 3(xv) and for the three months ended 30 June 1999 at exhibit 3(xvi)

UNIVERSAL COMMUNICATION SOLUTIONS LIMITED (UCS)

UCS is a company specifically formed by EuroTelecom to take advantage of the Offshore Oil Communication Industry. Formed in February 1999 UCS began operations in July 1999 when it recruited a team of 5 people with over 15 years experience in the Industry. The team is considered by EuroTelecom management to be experienced as a telecommunications systems provider to the Offshore Industry. The management and control of telecommunications projects have been a regular feature of this team's activities over the years.

Many companies, some with much greater resources than UCS, compete or are capable of competing with UCS. The market operated in does not have any major barriers to entry. EuroTelecom believes however, that individual manager's experience within each sector provides a platform for growth and profitability.

UCS has been set up to take advantage of the team's experience in the offshore Oil and Gas industry. The UCS team has, prior to joining EuroTelecom, undertaken installed projects which cover a range of Telecommunication systems used by this industry, including:

o         Tropospheric Scatter Links
o         Line of Sight Microwave Radio
o         CCTV, and Safety Surveillance
o         Single Channel VHF & UHF Systems
o         Aeronautical & Marine Communications
          Stations
o         HF Voice
o         Telex
o         Multiplexing Equipment and associate peripheral & terminal equipment.

Specific projects included:

(i) the design, supply and assembly of telecoms equipment for the Hewett Accomodation Platform for McDermott International

(ii)     design, supply and installation of HF/VHF Watch Station for Tonga
         Telecoms

UCS is the first company in the EuroTelecom Group to achieve internationally recognised Quality Assurance accreditation of ISO 9001.(International Standards Organisation) The UCS Quality Manager responsible for this success is now working with each EuroTelecom division to help them achieve ISO accreditation.

UCS has recently been awarded contracts in the Middle East to a value of $200,000 and contract extensions for a further $300,000 are in finalization.

This is the first contract to be awarded to UCS. No revenues were contributed by this subsidiary to the group for the period to 30 June 1999.

OBJECTIVEPLAN LIMITED

Objectiveplan is a company specifically formed by EuroTelecom on May 11, 1999 to provide a single software package which enables control data to pass between non-related systems so as to act in a homogeneous manner. It has current applications in the retail, sports leisure and industrial sectors for security, safety, fire control, and also traffic management applications. Objectiveplan was formed by recruiting a team of specialists with in these specific skills and who had product ownership. The team's products provide the essential man machine interface (MMI) to the various subsystems within the e-linking solutions. MMI is the equipment that makes technology easy to use eg. mouse, keyboard, computer screen and telephone.

Objectiveplan have recently completed and released a Beta version of a human facial recognition system. Used in conjunction with standard CCTV surveillance systems the facial recognition system enables identification and notification to monitoring station locations.

This product is being marketed and demonstrated to from shopping mall operators, police and security service companies.

Many companies, some with much greater resources than Objectiveplan, compete or are capable of competing with Objectiveplan. The market operated in does not have any major barriers to entry. EuroTelecom believes however, that individual manager's experience within each sector provides a platform for growth and profitability.

No revenues had been contributed by this subsidiary to the Group for the period to 30 June 1999.

CHUNLAN LIMITED

Chunlan was formed on Feb 3, 1998 and began operations in August 1999. The company imports, distributes and installs air conditioning units suitable for industrial, commercial and domestic applications. The company is located in leased premises at Huddersfield, West Yorkshire.

Many companies, some with much greater resources than Chunlan, compete or are capable of competing with Chunlan. The market operated in does not have any major barriers to entry. EuroTelecom believes however, that individual manager's experience within each sector provides a platform for growth and profitability.

No revenues had been contributed by this subsidiary to the Group for the period to 30 June 1999.

RTC INC.

RTC Inc. was founded in 1990 and is incorporated in the state of Maryland and acquired by the Company in August 1999. It operates as a full service technical marketing, sales and consulting firm specialising in electronic communication hardware and software.

RTC Inc. provides marketing to high technology companies wishing to expand their market share to develop new business with the Department of Defense (DoD), the Intelligence Agencies and commercial companies in the Maryland, Virginia and Washington DC area. RTC Inc. has two divisions; Special Projects and Fiber Optic Telecommunications. RTC has also undertaken business directly with the DOD and the Intelligence Agencies.

SPECIAL PROJECTS

This division deals primarily with the DoD and the Intelligence community. It provides the customer with capabilities in signal collection, identification, analysis and distribution for command control of assets in remote and local areas. This niche market provides a stable business base.

FIBER OPTIC, TELECOMMUNICATIONS AND SIGNAL DISTRIBUTION

This division deals with both the government organizations and the commercial business sectors involved in signal distribution. It provides high-speed fiber optic communication systems, test equipment and system integration capabilities for this expanding market. RTC Inc. is positioning itself to take advantage of the growth potential.

RTC Inc. maintains offices in Norfolk, VA. Springfield, VA. Laurel MD and Severna Park, MD to serve this customer base.

RTC Inc. is developing into a system integrator as its customer base demands a wider range of products and services.

Many companies, some with much greater resources than RTC, compete or are capable of competing with RTC. The market operated in does not have any major barriers to entry. EuroTelecom believes however, that individual manager's experience within each sector provides a platform for growth and profitability.

Revenues for 1998 amounted to $231,088 with net profit of $6,968 prior to acquisition.

SALES FORCE

EuroTelecom employs over 20 sales professionals who are trained to provide customers with sales and customer service relating to all EuroTelecom services. The sales force includes specialized professionals who focus on sales of the varying technologies offered through the EuroTelecom Group. Ongoing sales training helps the sales force to better understand their customer's businesses in order to develop innovative, application-specific solutions to each customer's needs.

SIGNIFICANT CUSTOMERS

EuroTelecom customers include UK and US Defense departments, banks, financial institutions, the oil and gas industry, retail mall, and resort developers. Such customers include the UK Ministry of Defense, Army and Air Force and GCHQ; the National Security Agency in the US and the Nigerian Armed Forces. Within the UK Retail Sports and Leisure market the Company has worked with Chelsfield plc, the developer and operator of the West Midlands based Merry Hill shopping mall. The Company is currently negotiating contracts with a large developer of a planned mall in the north of England

COMPETITION

EuroTelecom has carefully surveyed the market competition and has concluded that there is no current evidence to indicate significant competition to its integrated model of complete, unified services. Many companies, some with resources substantially greater than EuroTelecom, are capable of competing with it. Most of the companies capable of competing, (BT, Energis, Cable & Wireless and some of the system integrators) are too large and committed to specific technologies which EuroTelecom Management consider are barriers preventing them from entering into direct competition. The Company will maintain its competitive advantage by maintaining a close watch on the potential competition and through the carefully planned introductions of value added services. There are, however, no substantial barriers to entry.

TRENDS

Global deregulation of telecommunications, the resulting increased competition and the rapid development and application of new technologies have stimulated a growing demand for advanced telecommunications services. Corporate customers in commerce and industry: financial services, entertainment and leisure industries, manufacturing, public utilities and other sectors have become aware of the power of advanced information and communications technology to bring competitive advantage by:

o      Extending their markets.
o      Reducing costs.
o      Speeding products to market.
o      Improving standards of customer service.
o      Developing new and innovative ways to approach the market.

In particular there will be a huge growth in the requirement for integrated networking infrastructures, particularly by the entertainment and leisure industries. The single, managed, infrastructure that can be provided by The Company offers major business opportunities as well as substantial cost reductions to the site developer and to the businesses on a site. The Company can design and install networks that will handle multi-media large screen displays, site administration, security and access controls, CCTV monitoring, "intelligent building" controls, fire and intruder alarms, advance computer networking and internet access.

In addition to the impact that high-speed integrated networks is having on private industry, Governments are also seeing networked information systems as a way to help reduce costs, improve public service and devolve and decentralise the functions of government. The military is continually expanding the use of advanced telecommunications in operational, command and control and administrative roles. There is an ongoing revolution in the approach to education and training through the use of Advanced Learning Technologies through distant learning.

The Company serves these expanding markets by providing advanced, integrated e-linking corporate networks, either by the development of a completely new networking infrastructure or by the integration of advance e-linking services with existing networks. These e-linking networks can be partitioned into separate, discrete private, secure communities as required by military security standards.

The Company has access to proven cost effective technologies and has experience in practical, business related implementation in a wide variety of applications. As well as normal information systems and Internet access, EuroTelecom e-linking systems can support e-commerce, cash-point dispensers, retail card systems, "smart cards" for cash-less transactions, information kiosks, video-walls and distance training. Where a host of separately designed and installed networks are normally used, EuroTelecom can provide services over a single integrated e-linking system.

Furthermore, the Company offers an approach to networking that is adaptive and that will facilitate further change and innovation. The e-linking network can be expanded and new applications can be added but there will rarely be a need for wholesale replacement of the network.

ANTICIPATED ACQUISITIONS

EuroTelecom has maintained a belief that rapid growth can be achieved through merger and acquisition. The Company has acquired a number of businesses to date in line with this strategy. Other acquisitions have been identified which will strengthen the Company, both in its ability to deliver products and services and to widen the available services offered.

The Company will continue to grow by acquiring successful and innovative companies that own a proven, advanced technology or that can offer services as a systems integrator or relevant telecommunications services.

EMPLOYEES

The Company currently has a total of 126 full time staff. Additionally, on an as required basis, the Company employs a varying number of independent contractors. None of the Company's employees is represented by a labor union with respect to his or her employment by the Company. EuroTelecom has experienced no organized work stoppages and maintains an excellent relationship with its employees. EuroTelecom believes that its future success will also depend to a significant extent upon its ability to attract, train and retain highly skilled technical, management, sales, marketing and consulting personnel. Competition for such personnel in the industry is intense. There can be no assurance that the Company will be successful in attracting or retaining such personnel, and the failure to attract or retain such personnel could have a material adverse effect on the Company business or results of operations.

MANAGEMENT TEAM

The Company's senior management team has the depth of experience, extensive market knowledge and management ability to successfully implement the technologies and rapid growth that is planned.

DR. JOHN SPACKMAN, Chairman, served for 32 years in the British Army during which time he held many technical and computing appointments including chief of the division of SHAPE. He retired as a Brigadier General in charge of the Army's logistics stores systems. As an under-secretary in the Department of Health and Social Security, he was responsible for the modernization and integration of the UK's social security, unemployment, National Insurance and pensions systems which is one of the world's largest IT systems. Other positions: Director of Information Systems for British Telecom, first Director of the European Telecommunications Informatics Services Organisation, Director of Information Systems to Government of Make and Chairman of a number of advanced networking companies. Additionally, John also operates as an independent consultant in telecommunications and strategic information systems. John has a PhD in Physics and an MSc in Management Science. He is a Chartered Engineer, a Governor of the International Council for Computers and Communication, a Liveryman of the Worshipful Company of Information Technologists and a Fellow of the British Computer Society.

PHIL DERRY President and Chief Executive Officer. Phil has over 32 years of experience within the telecommunications industry. He is well known throughout the industry. Background experience includes successfully building separate businesses, (Marlborough Communications Limited and Electronic Marketing Solutions Limited). The latter was successfully sold to Intelect Communications Inc. a NASDAQ quoted public company. Previous early employment included TCI Inc, and Plessey Communications & Avionics. Before joining the communications industry, Phil had a successful career in HM Forces, Royal Corps of Signals. He has a very strong background in the operational knowledge of communication systems, which has been the basis of his successful sales career.

DAVE WALTON Chief Operating Officer. Dave has 31 years of experience within the telecommunications industry that began with the UK General Post Office as a telecommunications engineer. Dave worked for British Gas, EmirTel in the United Arab Emirates and two US companies, Teledyne Geotech and Amarada Hess. As a senior project manager for Costain Telecom Systems Limited, Dave delivered the Morecambe Bay offshore Phase 1 Stage 2-field control and communications project ahead of time and in budget. His career continued with BT where he was promoted through various jobs to become the Bid Director responsible for all BT vertical market sectors for large multi million dollar contracts. His last position with BT was as a Director of GSL Limited, a consortium Group of 4 companies. David was responsible for the total IT and Telecoms infrastructure bid which included an ongoing 25-year, facilities management of the infrastructure.

ANDY KRAWCHUK Vice President of Marketing. In 1985, Triple Five Corporation hired Andy to consult with the entertainment and leisure applications for the West Edmonton shopping mall in Canada. This is one of the world's largest shopping and entertainment malls. Andy moved to UK in 1988 to continue building and developing the mall programs and worked on the Meadowhall Center in Sheffield. He continued with similar work in Germany with CENTRO in Oberhaussen. During the past three years, Andy has taken a position as Vice President with the Company and is presently introducing the Company's multi-media technology in the design, installation and management of major retail, leisure, sports and business centers throughout Europe.

RAY MAY Vice President US Operation. Ray is CEO of RTC Inc. He has been the President of RTC Inc., since 1990. Before this he was Director of Marketing and VP for Sales with Watkins Johnson, Scientific Communications and Aiken Advanced Systems. Ray is a graduate of John Hopkins University. He has over 30 years of practical and sales engineering experience with Government Agencies, DoD and the Telecommunications community. Ray has also been very successful marketing internationally and he holds special clearances with principal US Government Agencies.

BANKING ARRANGEMENTS

The Company has a banking relationship with National Westminster Bank plc of Mansfield for a line of credit in the amount of $560,000. This is to finance working capital and is repayable on demand. Interest is charged at 3% above the banks base rate on the first $560,000, thereafter at 6% above the banks base rate. The Company also intends to rely upon future equity offerings to finance its operations and acquisitions.


ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS.

BUSINESS DEVELOPMENT

The Company is a successor by merger to ATNN, Inc., which was incorporated in the State of Utah in 1984. ATNN, Inc. operated various businesses until 1994, when it ceased operations and became a development stage company. The merger took place in August 1997.

The Company is building a group of companies engaged in e-linking and information technology applications. The Company's UK activities are organized through a wholly owned intermediate holding company, EuroTelecom Corporation Limited.

RESULTS OF OPERATIONS

The following table sets forth certain operating information regarding
EuroTelecom:

                                                  AUDITED                       AUDITED
                                                 YEAR ENDED                    YEAR ENDED
                                              DECEMBER 31 1998              DECEMBER 31 1997
                                          --------------------------    -------------------------

Revenues................................           $64,000                     $1,212,352
Cost of Goods Sold......................             $-                         $777,742
Net Earnings (Loss).....................        $(1,420,310)                   $(642,849)
Net Earnings (Loss) Per Share
From Continuing Operations..............          $(.195)                        $(.128)

                                                  AUDITED                       UNAUDITED
                                               6 MONTHS ENDED                6 MONTHS ENDED
                                                JUNE 30 1999                  JUNE 30 1998
                                          --------------------------    -------------------------
Revenues................................        $1,306,807                      $32,000
Cost of Goods Sold......................         $793,365                         $-
Net Earnings (Loss).....................        $(795,777)                     $(656,456)
Net Earnings (Loss) Per Share
  from Continuing Operations............         $(.106)                        $(.122)


                                                  UNAUDITED                     UNAUDITED
                                               3 MONTHS ENDED                3 MONTHS ENDED
                                             SEPTEMBER 30 1999              SEPTEMBER 30 1998
                                          --------------------------    -------------------------
Revenues................................        $1,208,537                      $16,000
Cost of Goods Sold......................         $920,221                         $-
Net Earnings (Loss).....................        $(769,998)                     $(175,539)
Net Earnings (Loss) Per Share
  from Continuing Operations............         $(.065)                        $(.034)


The following summary table presents comparative cash flows of EuroTelecom for the year ended December 31, 1998, and the year ended December 31, 1997, and the six month period ended June 30, 1999 and the six month period ended June 30
1998.

                                                        AUDITED                      AUDITED
                                                       YEAR ENDED                   YEAR ENDED
                                                    DECEMBER 31 1998              DECEMBER 31, 1997
                                               --------------------------     -------------------------
Net cash used in operating activities.......          $(330,153)                     $(49,659)
Net cash used in investing activities.......           $(33,425)                    $(239,162)
Net cash provided by financing activities...           $228,285                      $348,981


                                                       AUDITED                        UNAUDITED
                                                    6 MONTHS ENDED                 6 MONTHS ENDED
                                                     JUNE 30 1999                   JUNE 30 1998
                                               --------------------------     -------------------------
Net cash used in operating activities.......          $(1,059,994)                   $(215,924)
Net cash used in investing activities.......             $19,051                       $44,859
Net cash provided by financing activities...            $725,764                      $190,973


                                                      UNAUDITED                        UNAUDITED
                                                    3 MONTHS ENDED                 3 MONTHS ENDED
                                                  SEPTEMBER 30 1999               SEPTEMBER 30 1998
                                               --------------------------     -------------------------
Net cash used in operating activities.......          $(603,709)                     $(40,227)
Net cash used in investing activities.......          $(199,971)                     $11,434
Net cash provided by financing activities...           $474,988                      $18M089


At December 31, 1998, EuroTelecom had cash balances totalling $421.

The decrease in the assets of EuroTelecom from $1,026,128 at December 31, 1997 to $195,465 (a decrease of 81%) at December 31, 1998, resulted primarily from the discontinued operation of a subsidiary company EuroTelecom Secure Networks Limited.

The increase in the liabilities of EuroTelecom from $1,179,933 at December 31, 1997 to $1,284,460 (an increase of 8.8%) resulted primarily from the increase in its business operations, number of employees, and the purchase of equipment, furniture and fixtures. During fiscal 1998, shareholders' equity decreased from $(153,805) to $(1,088,995) (a decrease of 608%). This decrease is primarily attributable to the development of the company.

The total revenues of EuroTelecom decreased from $1,212,352 during fiscal 1997 to $64,000 during fiscal 1998 (a decrease of 95%), following EuroTelecom Secure Networks Limited discontinued operations. The subsidiary company EuroTelecom Secure Networks Limited ceased trading in February 1999. Major contracts the company was working on failed to materialise and it was considered appropriate by the management of the holding company to cease trading.

The Company's cost of goods decreased from $777,742 during fiscal 1997 to $nil during fiscal 1998; and decreased gross profit to $64,000 during fiscal 1998 from $434,610 during fiscal 1997.

Operating expenses increased from $1,008,355 in fiscal 1997 to $1,137,997 in fiscal 1998 (an increase of 12.8%), arising primarily from increases in general and administrative expenses and other support costs related to its level of operations.

During fiscal 1998, EuroTelecom realized an operating loss from continuous operations of ($1,128,387) compared to a loss of $(642,849) during fiscal 1997.

During fiscal 1998 EuroTelecom entered into discussions with U.S. Digital Communications Inc (USDI) with a view to a possible merger or takeover.

Whilst these discussions were taking place USDI made two loans to EuroTelecom Communications Inc; $260,000 and $250,000 repayable on March 31 1999 and July 31 1999 respectively. Both loans attracted interest at 10% p.a.

EuroTelecom repaid the first loan of $260,000. The second loan, together with accrued interest, was assigned by USDI to Westbury Investments S.A., Scribe Investments S.A. and DJF Associates Limited (the Assignees) for 50% of the total balance outstanding. The Assignees were related parties to EuroTelecom as stockholders.

The assignees then reassigned the net debt back to EuroTelecom; resulting in an extinguishment of debt of $145,667.

In the six month period ended 30 June 1999, the Group achieved operating revenues of $1,306,807, gross margins of $513,442, and a net loss of $795,777. General and administrative expenses of $1,281,163 were incurred in the six month period ended 30 June 1999, as opposed to $664,758 in the six month period ended 30 June 1998. Comparing the components of general and administrative expenses of June 1999 to those of June 1998 shows the following; Directors' remuneration has increased by 26%, and now represents 7.8% of the total. Consultancy fees have remained at a similar level, and now represent 31.4% of the total. Wages and salaries have increased by 3,580%, and now represents 30% of the total. Telephone & office stationery expenses have increased by 390%, and now represent 4.8% of the total. Motor & travel expenses have increased by 160%, and now represent 13.1% of the total. Advertising & general expenses have increased by 268%, and now represent 3% of the total. Legal & professional expenses have increased by 36%, and now represent 5.6% of the total. Entertainment has increased by 18%, and now represents 1% of the total. Rent, rates, insurance, light & heat have increased by 5,560%, and now represent 3.3% of the total. In future periods, it is envisaged that:- Directors' remuneration will remain constant; Consultancy fees will decrease; Wages and salaries will increase as additional contracts are undertaken; Telephone & office stationery expenses, advertising & general expenses, legal & professional expenses, entertainment, and rent, rates, insurance, light & heat will remain constant; Motor & travel expenses are expected to increase as additional contracts are undertaken.

The acquisition of Easy IP Limited in April 1999 resulted in an increase in revenues of $531,925 and a gross margin of $83,888. The resulting net loss of $7508 was expected by management for this period.

The security division operating out of the Mexborough office, which covers CCTV installations, monitoring and maintenance achieved revenues of $218,864, with a gross margin of $163,794.

The defence division operating out of the Blandford office which covers the supply of equipment to the Ministry of Defence, achieved revenues of $384,608, with a gross margin of $169,619.

The above margins are consistent with the industry sector and the EuroTelecom management are confident that these can be maintained.

An additional amount of $171,410 was invoiced in the period for the decentralisation of the control facility at Merryhill Shopping Centre.

Due to non-payment of this debt, the company has instigated legal proceedings for it's recovery.

The company in the six month period ended 30 June 1999 issued common stock for cash under Rule 504 of Regulation 1) under the Securities Act of 1933 as follows:

                                      NUMBER OF SHARES       AMOUNT
1999 March                              500,000              325,000
1999 April                              550,000              357,500
1999 May                                275,000              178,750
1999 June                                16,666               10,830

                                      1,341,666              872,080

The common stock was issued at 65 cents, which the directors considered to be a fair value.

FOR THE QUARTER ENDED 30 SEPTEMBER 1999

The total assets of Eurotelecom Communications Inc have increased in the three month period from 30 June 1999 to 30 September 1999 by $610,505, an increase of 55%. The increase is mainly reflected in an increase in accounts receivable by $228,908 and inventories by $165,611.

The increase in the company's trading activities has resulted in this movement; the management are confident that the collectability of the debts is good and the obsolence of the stock is minimal.

The company has also purchased assets for the business totalling $199,971.

Additional equity has been raised in the period; equity sales realised $1,106,175. The sales have been achieved through issuing Rule 144 Common Stock.

The company's loan notes totalling $800,000 with a 10% interest charge were converted into common stock on 1 July 1999. The additional $306,175 was issued in September 1999.

The total notes payable has decreased from $941,891 to $178,917 in the period, a reduction of 81%. The bank overdraft increased from $380,662 to $719,807 and the accounts payable increased from $753,757 to $1,569,764.

The additional equity raised in the period has been partially used to fund the losses and help invest in the development of the company.

The net revenues for the three months ended 30 September 1999 were $1,208,537, an increase on the corresponding period of $1,192,537. The increased revenues produced a gross profit of $288,316 compared to $16,000 in the corresponding period in 1998.

Selling and administrative expenses in the quarter have increased by $493,024; by 291% on the corresponding quarter in 1998. This was expected due to the increased revenue activity in the period.

Additional expenditure has also been incurred in taking on additional staff to take account of the planned increase in revenues for the following quarter.

The benefits of this additional expenditure was achieved in the second quarter.

In addition, selling and administrative expenses for the quarter include professional costs of $68,052 relating to the ongoing advice with potential acquisitions, etc. Motor and travel expenses of $116,284 were also incurred in the period, an increase of $112,284 on the corresponding quarter in 1998.

The interest charge in the quarter amounted to $32,241, an increase of $15,485 on the same period.

The conversion of the loan notes at 1 July 1999 assisted in keeping the interest charge to a minimum.

The CCTV business operating out of Mexborough achieved revenues of $172,118 and a gross margin of $109,572.

The security division operating out of Blandford achieved revenues of $369,075 and a gross margin of $43,828.

The air conditioning division operating out of Huddersfield achieved its first revenues in the quarter of $51,878 and a gross margin of $12,531.

Easy IP, the acquisition included in April 1999 contributed revenues of $592,700 and a gross margin of $163,620.

Included in receivables was an amount invoiced to Chelsfield plc, a customer, for $181,000. This is currently in dispute and the company has entered into litigation with the customer to recover the monies due. The directors consider it appropriate to eliminate this receivable until the outcome of the litigation is settled.

The company made an investment in a company in USA for shares. The total investment was made in 1997 and amounted to $89,397. A provision of 50% was made against this investment in the financial statements for the period ended 31 December 1997. It is now considered prudent to write the cost of the investment down to nil. This results in a further provision of $44,597 in the balance sheet.

The company accounted for $128,000 of work in progress for a number of its activities. Following a review of the revenues produced from these activities it was again considered prudent by the directors to write off this amount.

CAPITAL EXPENDITURES

EuroTelecom has incurred capital expenditures for equipment and office furniture used in its operations. Capital expenditures during the year ended December 31, 1998, totalled $33,425. There are currently no material capital expenditure plans or material acquisition plans.

CAPITAL RESOURCES

EuroTelecom's capital resources have been provided primarily by capital contributions from its stockholders and through an offering of its Common Stock under Rule 504 of Regulation D under the Securities Act of 1933 which realized (pound)872,080

LIQUIDITY

The ability of the Company to satisfy its obligations depend in part upon its ability to reach a profitable level of operations and securing short and long-term financing for development of its commercial and residential products. There is no assurance that short and long term financing can be obtained to fulfill EuroTelecom's capital needs. Without the short or long term financing, EuroTelecom will attempt to sell additional common stock to meet its current and future capital needs.

The management of EuroTelecom have prepared detailed financial forecasts for the eighteen month period ended December 31 2000. They are confident that the targets are achievable thus generating sufficient cash to support the company's operations. Management are also in discussions with National Westminster Bank plc to increase it's line of credit. Additional sources of capital raising to fund the growth of the business are also constantly being scrutinised.

ITEM 3. DESCRIPTION OF PROPERTY.

CORPORATE OFFICE

EuroTelecom currently leases its corporate offices located at Mexborough Business Centre, College Road, Mexborough, Yorkshire. The lease agreement is for a one year term and covers approximately 2,000 square feet. The monthly payments are $720.

EuroTelecom also leases offices located as follows:-

1.   Ollerton Road, Tuxford, Nottinghamshire.

     Lease term                     1 year from 3 February 1999
     Square footage                 1594 square feet
     Monthly payments               (pound)583 per month

2.   53 South Denes Road, Great Yarmouth, Norfolk.

     Lease term 1 year from 31 May 1999 Square footage 800 square feet Monthly payments (pound)475 per month.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The total number of shares of Common Stock of EuroTelecom beneficially owned by each of the officers and directors, and all of such directors and officers as a group, and their percentage ownership of the outstanding Common Stock of EuroTelecom as of November 10 1999, are as follows:

                                                                                       PER CENT
                                                                                       OF COMMON
     MANAGEMENT SHAREHOLDERS (1)              SHARES BENEFICIALLY OWNED                  STOCK
---------------------------------------       --------------------------       --------------------------
Philip Shaun Derry...................                  946,820                           6.4%
Mexborough Business Centre
College Road
Mexborough
Yorkshire
United Kingdom
S64  9JP

Robert Iain Hay......................                  273,400                           1.8%
Mexborough Business Centre
College Road
Mexborough
Yorkshire
United Kingdom
S64  9JP

Andrew Krawchuk......................                   176,000                          1.2%
Mexborough Business Centre
College Road
Mexborough
Yorkshire
United Kingdom
S64  9JP

Ian Stuart Reay......................                  110,000                           0.74%
Mexborough Business Centre
College Road
Mexborough
Yorkshire
United Kingdom
S64  9JP

Peter Drake..........................                  931,820                           6.4%
Mexborough Business Centre
College Road
Mexborough
Yorkshire
United Kingdom
S64  9JP

John Spackman........................                   75,000                           0.51%
Mexborough Business Centre
College Road
Mexborough
Yorkshire
United Kingdom
S64  9JP

Ray May..............................                   269,377                           1.82%
Mexborough Business Centre
College Road
Mexborough
Yorkshire
United Kingdom
S64  9JP

 (1) Except as otherwise noted, it is believed by EuroTelecom that all persons have full voting and investment power with respect to the shares indicated. Under the rules of the Securities and Exchange Commission, a person (or group of persons) is deemed to be a "beneficial owner" of a security if he or she, directly or indirectly, has or shares the power to vote or to direct the voting of such security, or the power to dispose of or to direct the disposition of such security. Accordingly, more than one person may be deemed to be a beneficial owner of the same security. A person is also deemed to be a beneficial owner of any security which that person has the right to acquire within 60 days, such as options or warrants to purchase the Common Stock of EuroTelecom.

PRINCIPAL STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of EuroTelecom's Common Stock by each shareholder who beneficially owns more than five percent (5%) of EuroTelecom's Common Stock, the number of shares beneficially owned by each and the percent of outstanding Common Stock so owned of record as of November 10 99. It is believed by EuroTelecom that all persons listed have sole voting and investment power with respect to their shares, except as otherwise indicated.

                                                                                                PER CENT OF
         NAME AND ADDRESS OF                    TITLE OF                 SHARES                 OUTSTANDING
           BENEFICIAL OWNER                       CLASS            BENEFICIALLY OWNED           COMMON STOCK
---------------------------------------    --------------------    --------------------     ---------------------
Philip Shaun Derry                            Common Stock               946,820                    6.5%
Mexborough Business Centre
College Road
Mexborough
Yorkshire
United Kingdom
S64  9JP

Peter Drake                                   Common Stock               931.820                    6.4%
Mexborough Business Centre
College Road
Mexborough
Yorkshire
United Kingdom
S64  9JP

Scribe Investments SA                         Common Stock              2,475,000                  17.1%
2 Serjeants Inn
London
(Mark Sieff)

Westbury Investments SA                       Common Stock              2,475,000                  17.1%
2 Serjeants Inn
London
(Mark Horrocks)

(1) Except as otherwise noted, it is believed by EuroTelecom that all persons have full voting and investment power with respect to the shares indicated. Under the rules of the Securities and Exchange Commission, a person (or group of persons) is deemed to be a "beneficial owner" of a security if he or she, directly or indirectly, has or shares the power to vote or to direct the voting of such security, or the power to dispose of or to direct the disposition of such security. Accordingly, more than one person may be deemed to be a beneficial owner of the same security. A person is also deemed to be a beneficial owner of any security which that person has the right to acquire within 60 days, such as options or warrants to purchase the Common Stock of EuroTelecom.

WARRANTS

223,600 Warrants were issued in 1997 at an exercise price of $2.00 per share. The exercise date is December 31, 1999.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

Board of Directors:

       NAME                        AGE                     POSITION

Philip Shaun Derry                 52                  President and C.E.O.

John Spackman                      67                  Chairman

Andrew Krawchuk                    53                  Vice President Marketing

There is no family relationship between or among the above directors and officers. EuroTelecom's success will depend largely on the efforts and abilities of EuroTelecom's senior management. In particular, EuroTelecom is dependent upon Philip Shaun Derry, Chief Executive Officer. The loss of services of senior management could have a substantial adverse effect on EuroTelecom.

ITEM 6. EXECUTIVE COMPENSATION.

No executive officer or director of EuroTelecom received compensation in excess of $100,000 during its fiscal year ended December 31, 1998.

Compensation for the Chief Executive Officer, Mr. P S Derry, was as follows:-

PERIOD ENDED       31 DECEMBER 1997       31 DECEMBER 1998      30 JUNE 1999

Total                   $Nil                  $52,056              $57,600

EuroTelecom does not have a pension plan, a profit sharing plan, or similar plans for the benefit of its officers, directors or employees. However, EuroTelecom reserves the right to establish any such plans in the future.

Directors of EuroTelecom who do not serve as officers thereof are not currently compensated by EuroTelecom for meeting attendance or otherwise, but are entitled to reimbursement for their travel expenses. EuroTelecom does not pay additional amounts for committee participation or special assignments of the Board of Directors.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

There were no related party transactions in the fiscal year 1998 or 1997.

ITEM 8. DESCRIPTION OF SECURITIES.

EuroTelecom is authorised to issue 20,000,000 shares of Common Stock, $0.01 par value. At November 10 1999, there were 14,798,102 shares of Common Stock issued and outstanding.

There were 714 stockholders of record of the Common Stock of EuroTelecom as of November 10 1999.

EuroTelecom is authorised to issue 5,000,000 shares of Preferred Stock, $0.01 par value. There are no shares of Preferred Stock issued and outstanding.

COMMON STOCK

Holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors, out of funds legally available, without any preference. Holders of Common Stock are entitled to one vote per share. Cumulative voting is not allowed for purposes of the election of directors. Thus, the holders of more than 50% of the shares voting for directors can elect all directors. The holders of the Common Stock of EuroTelecom have no preemptive rights to purchase new issues of the securities of EuroTelecom. There are no redemption or conversion features attached to the Common Stock.

At the present time, EuroTelecom does not intend to pay any dividends on its Common Stock. Upon liquidation or dissolution of EuroTelecom, holders of Common Stock are entitled to receive pro rata, either in cash or in kind, all of the assets of EuroTelecom after payment of debts.

DELAWARE CORPORATE LAW AND CERTAIN BY-LAW PROVISIONS

EuroTelecom is a Delaware corporation, and may become subject to the anti-takeover provisions of the Delaware General Corporation Law (the "Delaware Law"). In general, Delaware Law prevents take-over offers to acquire equity securities of a Delaware corporation if the offeror would become a beneficial owner of more than 20% of any class of outstanding equity securities, and other similar provisions, subject to certain exceptions such as the written approval of the board of directors. The existence of these provisions would be expected to have an anti-takeover effect, including attempts that might result in a premium over the market price for the shares of Common Stock held by stockholders.

Article II, Section 5 of EuroTelecom's By-Laws provides that only EuroTelecom's President, Secretary, a majority of the members of EuroTelecom's Board of Directors or at the written request of the holders of at least 50% of the outstanding voting power may call a special meeting of stockholders. These provisions of the By-Laws could discourage potential acquisition proposals and could delay or prevent a change in control of EuroTelecom. Such provisions also may have the effect of preventing changes in the management of EuroTelecom.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar f or the Common Stock of EuroTelecom is Olde Monmouth Stock Transfer Co. Inc, Memorial Parkway, Suite 101, Atlantic Highlands, NJ 07716.

REPORTS TO STOCKHOLDERS

EuroTelecom will furnish its shareholders with annual reports containing the financial statements of EuroTelecom examined by independent certified public accountants. EuroTelecom presently intends to issue unaudited quarterly reports and may distribute other reports to the stockholders as it deems appropriate.

EuroTelecom has amended its fiscal year end from December 31 to June 30. The audited six months accounts to June 30 1999 are included at exhibit 3(ii).

PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

GENERAL

The Common Stock of EuroTelecom is traded on the Electronic Bulletin Board over-the-counter market (OTCBB), and is quoted under the symbol EUTC.

MARKET PRICE

For all stock issued as compensation, the Board of EuroTelecom valued the stock at fair market value.

When the trading price of EuroTelecom's Common Stock is below $5.00 per share, the Common Stock is considered to be "penny stocks" that are subject to rules promulgated by the Securities and Exchange Commission (Rule 15g-1 through 15g-9) under the Securities Exchange Act of 1934. These rules impose significant requirements on brokers under these circumstances, including: (a) delivering to customers the Commission's standardised risk disclosure document; (b) providing to customers current bid and offers; (c) disclosing to customers the brokers-dealer and sales representatives compensation; and (d) providing to customers monthly account statements.

The following table sets forth the range of high and low closing bid prices per share of the Common Stock of EuroTelecom as reported by National Quotation Bureau, L.L.C. for the periods indicated.

         YEAR ENDED                         HIGH                            LOW
      31 DECEMBER 1998                     BID (1)                        BID (1)
-----------------------------     --------------------------     --------------------------
1st Quarter.................                $0.50                          $0.37

2nd Quarter.................                $2.50                          $2.25

3rd Quarter.................                $0.94                          $0.75

4th Quarter.................                $0.28                          $0.28

         YEAR ENDED                         HIGH                            LOW
      31 DECEMBER 1999                     BID (1)                        BID (1)
-----------------------------     --------------------------     --------------------------
1st Quarter (1).............                $1.72                          $1.50

2nd Quarter ................                $2.06                          $1.75

3rd Quarter ................                $2.56                          $2.28

(1) EuroTelecom is unaware of the factors which resulted in the significant fluctuations in the prices per share during the periods being presented, although it is aware that there is a thin market for the Common Stock, that there are frequently few shares being traded and that any sales activity significantly impacts the market.

The closing bid and ask prices of the Common Stock of EuroTelecom on August 31 1999, were $17/8 and $2.00 respectively.

DIVIDENDS

EuroTelecom has not paid any dividends on its Common Stock and does not expect to do so in the foreseeable future. EuroTelecom intends to apply its earnings, if any, in expanding its operations and related activities.

The payment of cash dividends in the future will be at the discretion of the Board of Directors and will depend upon such factors as earnings levels, capital requirements, EuroTelecom's financial condition and other factors deemed relevant to the Board of Directors. In addition, EuroTelecom's ability to pay dividends may become limited under future loan agreements of EuroTelecom which may restrict or prohibit the payment of dividends.

ITEM 2. LEGAL PROCEEDINGS.

There are currently no legal proceedings which EuroTelecom is involved in.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

None.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

         During the period 1997 through 1999, the Company issued shares to the following persons as compensation for services:

YEAR                NAME                                       NUMBER OF SHARES
----                ----                                       ----------------
1997           Basic Capital Corp                                   34,500
               Olympic Capital Corp                                161,000
               Target Mall.Com                                      84,077
               Type Investment Holdings                            161,000
               Wing Capital                                        292,900
1998           Capital York                                        250,000
               Type Investment Holdings                            220,080
               Olympic Capital                                     105,814
               Target Mall.Com                                      74,126
               Ray May                                             294,000*
               John Banas                                          250,000
               P Taylor                                             30,000**
1999           D Edwards                                           250,000**
               G Maud                                              120,000**
               D Newett                                            120,000**
               J Millthorpe                                         10,000**
               D Hutton                                             10,000**


         *        Includes cash purchase of 44,000 shares at $1.00 per share.

         ** Non-U.S. residents. Offerings also exempt from registration under Regulation S issued by the Securities and Exchange Commission

         These securities were issued in reliance on the exemption from registration provided by Section 4(2) of the Securities Act of 1933 as amended. The above mentioned individuals and entities were sophisticated investors who were knowledgeable about the Company's operations and financial condition; they were able to evaluate the risks and merits of receipt of the shares, and they each agreed to accept the shares as compensation.

         During 1997, the Company issued 3,998,860 shares in a stock for stock acquisition of the shares of capital stock of EuroTelecom , Inc. These securities were issued in reliance on the exemption from registration provided by Section 4(2) of the Securities Act of 1933 as amended. The purchaser and its shareholders were sophisticated investors who were knowledgeable about the Company's operations and financial condition; they were able to evaluate the risks and merits of receipt of the shares, and they each agreed to accept the shares as compensation.

         During 1997, the Company offered and sold 223,600 shares of the Company's Common Stock to persons and entities who were not citizens or residents of the United States of America in offerings exempt from registration under Regulation S issued by the Securities and Exchange Commission at a per share cash offer price of not less than $1.00.

         During 1997 and 1998 the Company issued 1,710,286 shares at a price of not less than $.25 per share, with the requirements that (i) share offers and sales be made either to "accredited investors," as that quoted term is defined in Rule 215, as amended (the "Act"), and/or up to a maximum of 35 non-accredited investors each of whom, in the judgment of the Company's representatives, is determined to have such knowledge and experience in high risk equity investments and other financial matter as to be capable of evaluating the relative risks and merits of an investment in the shares, as well as the economic worth and liquidity to be able to sustain a complete loss of his investment in the shares;
(ii) each such offer and sale be undertaken only in accordance with the transactional exemption from registration afforded by Rule 504 of Regulation D, as promulgated under Section 3(b) of the Act; and (iii) there was no minimum number of shares which may be acquired by any qualified purchaser. Of such shares, 250,000 were sold for services rendered.

         During 1998 and 1999 the Company issued 246,000 shares as bonus payments to employees. These securities were issued in reliance on the exemption from registration provided by Section 4(2) of the Securities Act of 1933 as amended. In addition these shares were issued to persons who were not citizens or residents of the United States of America in offerings exempt from registration under Regulation S issued by the Securities and Exchange Commission

         During 1999, the Company issued 200,000 shares in an asset acquisition of all of the assets of RTC, Inc. These securities were issued in reliance on the exemption from registration provided by Section 4(2) of the Securities Act of 1933 as amended. The purchaser is a sophisticated investor who was knowledgeable about the Company's operations and financial condition; he was able to evaluate the risks and merits of receipt of the shares, and he and RTC, Inc. agreed to accept the shares as payment.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Article 9 of the Certificate of Incorporation of the Company provides that to the to the fullest extent permitted by the Delaware General Corporation Law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damage for breach of fiduciary duty as a director.

Section 7.1 of the Bylaws of the Company provides, in essence, that with regard to non-derivative claims, the Company shall indemnify any person who was or is a party or is threatened to be made a party to any pending or threatened suit or proceeding, civil criminal or otherwise, by reason of the fact that he is or was a director, officer, employee, trustee or agent of the Company or was serving at the request of the Company as director, officer, employee, trustee or agent of another entity, against all expenses incurred by him, including but not limited to legal fees, judgements and penalties and amounts paid in settlement actually and reasonably incurred, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the Company, or with respect to a criminal proceeding, had no reasonable cause to believe his conduct was unlawful.

Section 7.2 of the By-laws provides, in essence, that with regard to derivative suits, the Company shall indemnify any person who was or is a party or is threatened to be made a party to any pending or threatened suit or proceeding in the right of the Company, to procure a judgement in its favor by reason of the fact that he is or was an agent of the Company, against all expenses, including attorneys fees, actually and reasonably incurred by him, in connection with the defense, settlement or appeal of such action, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, except that no indemnification shall be made if such persons shall have been adjudged liable to the Company unless and to the extent that the Delaware Court of Chancery or the court in which such action was brought shall determine that, despite such adjudication, such person is fairly and reasonably entitled to be indemnified.

The Eleventh Article of the Articles of Incorporation of the Company provides that the Company shall, to the fullest extent permitted by the provisions of Sections 145 of the General Corporation Law of Delaware, as the same may be amended and supplemented, indemnify any and all persons whom it shall have power to indemnify under said section from and against any and all of the expenses, liabilities or other matters referred to in or covered by said section, and the indemnification provided for shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

Section 6.10 of the Bylaws of the Company provides that the Company shall indemnify all of its offers and directors, past, present and future, against any and all expenses incurred by them, including but not limited to legal fees, judgments and penalties which may be incurred, rendered or levied in any legal action brought against any or all of them for or on account of any act or omissions alleged to have been committed while acting within the scope of their duties as officers or directors of the Company.

PART III

ITEM 1.           INDEX TO EXHIBITS.

EXHIBIT

3(i)    EuroTelecom Communications Inc. and Subsidiaries
        - Consolidated Financial Statements - December 31 1998 (1)

3(ii)   EuroTelecom Communications Inc and Subsidiaries
        - Consolidated Financial Statements - June 30, 1999. (1)

3(ii)a  EuroTelecom Communications Inc and Subsidiaries
        - Consolidated Financial Statements - September 30, 1999 (1)

3(iii)  Share Sale Agreement
        - Shareholders of Easy IP Ltd and EuroTelecom Corporation Limited (2)

3(iv)   Service Agreement
        - Stuart Reay (2)

3(v)    By-laws of American Telemedia Network Inc. (2)

3(vi) Agreement and Plan of Merger of ATN Inc and American Telemedia Network Inc. (2)

3(vii)  Agreement of Sale of RTC Inc to EuroTelecom Communications Inc. (2)

3(viii) By Laws of ATN Inc. (2)

3(ix) Certificate of Amendment of Certificate of Incorporation of Wing Systems Inc. (2)

3(x)    Certificate of Incorporation of American Telemedia Network Inc. (2)

3(xi)   Certificate of Incorporation of Wing Systems Inc. (2)

3(xii)  Corporate Records of Wing Systems Inc. (2)

3(xiii) Employment Agreement Ray May and EuroTelecom Communication Inc. (2)

3(xiv) Minutes of Special Meeting of Stockholders of American Telemedia Network Inc. (2)

3(xv)   Easy IP Limited Financial Statements - 31 March 1999 (3)

3(xvi)  Easy IP Limited Financial Statements - 30 June 1999 (3)

-------------
(1)  Filed herewith
(2) Filed as an exhibit to the Registrant's Form 10SB12G filed with the Securities and Exchange Commission on November 5, 1999 (Registration No. 000-27673) and incorporated herein by reference.
(3)  To be filed

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, hereunto duly authorized.

EuroTelecom Communications Inc.

Date: September 1999

By:      /s/ PHILIP SHAUN DERRY
         Philip Shaun Derry
         Director, Chief Executive Officer,


CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

We consent to the inclusion in this Form 10-SB Registration Statement of our report date August 8 1999 on our audit of the financial statements of EuroTelecom Communications, Inc. We also consent to the reference to our firm under the caption "Experts".

Crouch Bierwolf & Chisholm
Certified Public Accountants
Salt Lake City, Utah